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Exhibit 12.1

THE TITAN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLAR AMOUNTS IN THOUSANDS)

						SIX MONTHS ENDED JUNE 30,		Pro Forma
	YEAR ENDED DECEMBER 31,
								Year Ended December 31, 2002	Six Months Ended June 30, 2003
	1998	1999	2000	2001	2002	2002	2003
Earnings:
Income (loss) from continuing operations before income taxes	$30,380	$60,541	$(30,339)	$(7,179)	$(19,723)	$21,457	$21,704	$(19,723)	$18,089
Fixed charges	17,684	25,612	43,149	45,138	46,708	19,544	20,249	51,764	23,864

Earnings	$48,064	$86,153	$12,810	$37,959	$26,985	$41,001	$41,953	$32,041	$41,953

Fixed charges:
Interest expense	$11,808	$18,876	$35,672	$36,669	$32,664	$16,008	$16,782	$37,720	$20,397
Interest factor included in rents	5,876	6,736	7,477	8,469	14,044	3,536	3,467	14,044	3,467

Fixed charges	$17,684	$25,612	$43,149	$45,138	$46,708	$19,544	$20,249	$51,764	$23,864

Ratio of earnings to fixed charges	2.7	3.4	0.3	0.8	0.6	2.1	2.1	0.6	1.8
Deficiency	$—	$—	$(30,339)	$(7,179)	$(19,723)	$—	$—	$(19,723)	$—

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THE TITAN CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLAR AMOUNTS IN THOUSANDS)